Exhibit 12

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31
	2004		2003	2002	2001	2000
(Loss)/Income Before Income Taxes	$(168)		$(46)	$2,563	$2,523	$3,188
Less: Equity Income	347		54	—	—	—

(Loss)/Income Before Income Taxes and Equity Income	(515)		(100)	2,563	2,523	3,188

Add Fixed Charges:
Preference Dividends	34		—	—	—	—
Interest Expense	168		81	28	40	44
One-third of Rental Expense	30		30	27	24	24
Capitalized Interest	20		11	24	25	20

Total Fixed Charges	252		122	79	89	88

Less: Capitalized Interest	20		11	24	25	20
Less: Preference Dividends	34		—	—	—	—
Add: Amortization of Capitalized Interest	9		9	8	7	7
Add: Distributed Income of Equity Investees	228		32	—	—	—

(Loss)/Earnings Before Income Taxes and Fixed Charges (other than Capitalized Interest)	$(80)		$52	$2,626	$2,594	$3,263

Ratio of Earnings to Fixed Charges	(0.3)	*	0.4	33.2	29.1	37.1

*For the year ended December 31,2004, earnings were insufficient to cover fixed charges by $332.

“Earnings” consist of (loss)/income before income taxes and equity income, plus fixed charges (other than capitalized interest and preference dividends), amortization of capitalized interest and distributed income of equity investee. “Fixed charges” consist of interest expense, capitalized interest, preference dividends and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.